United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☑     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐     No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signatures

Comment on SDE report

Rio de Janeiro, January 17, 2005 — Companhia Vale do Rio Doce (CVRD) informs that Brazil’s Economic Law Secretariat (SDE) of the Ministry of Justice has issued a report recommending to the Brazilian anti-trust authorities (CADE) the approval, with restrictions, of CVRD’s acquisition of Socoimex, Samitri, Ferteco and Caemi, as well as the agreement to unwind the cross-shareholdings between CVRD and Companhia Siderúrgica Nacional, which took place in 2001 and 2002. The SDE report does not have any impact on CVRD’s operations, given that only CADE has the power to take a decision on that matter.

CVRD is confident that it will show to CADE the consistency of its arguments presented to SDE and to the Secretariat for Economic Monitoring (SEAE) of the Finance Ministry, which will prove that any restrictions are unjustified.

The acquisitions do not hurt the dynamics for iron ore supply, guaranteed in full by long-term contracts. They also ensure substantial benefits to the Brazilian steel industry, which certainly contributes to the country’s robust economic performance.

In fact, after those acquisitions — which have consolidated CVRD as a major global mining company - Brazil has become an attractive target for new steel investments. Some examples are the slab production projects in the states of Rio de Janeiro, Maranhão and Ceará recently announced, which are supported by the confidence of its clients on CVRD’s ability to supply iron ore with high quality at competitive prices.

In addition, such operations have been fundamental to turn CVRD into one of the companies that most contributes to Brazil’s trade surplus.

CVRD only intends to make a public statement on this matter after the issuance of a verdict from CADE.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: January 18, 2005	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer